UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

VIVEVE MEDICAL, INC.
(Name of Issuer)

Common Stock
(Title of Securities)

92852W204
(CUSIP Number)

James Atkinson

c/o Viveve Medical, Inc.

150 Commercial Street

Sunnyvale, CA 94086

(408) 530-1900

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 17, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92852W204

1.	Names of Reporting Persons
Charles Schwab & Co. Inc. for the benefit of
James Gregory Atkinson IRA Contributory Account #3027-4954
IRS Identification Nos. of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization	Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power	433,737

8.	Shared Voting Power	608,874 (1)

9.	Sole Dispositive Power	433,737

10.	Shared Dispositive Power	608,874 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	608,874 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.74% (2)

14.	Type of Reporting Person (See Instructions)	OO

(1) By virtue of being a beneficiary of the James Gregory Atkinson IRA Contributory Account #3027-4954 (the “IRA”) and a co-trustee of the Atkinson Family Trust dated 08/26/2013 (the “Trust”), Mr. Atkinson shares voting and dispositive power over the 433,737 shares of common stock held by the IRA and the 98,099 shares of common stock held by the Trust. Mr. Atkinson also has voting and dispositive power over the 3,825 shares of common stock owned of record by Mr. Atkinson as custodian for the account of a minor child. Mr. Atkinson, individually, also holds (i) a warrant to purchase 27,217 shares of common stock that was granted on May 12, 2015 and exercisable on that date; (ii) a warrant to purchase 6,250 shares of common stock that was granted on December 16, 2015 and exercisable on that date; (iii) an option to purchase 62,820 shares of common stock, of which 25,079 shares may be purchased within 60 days of the date of this Schedule 13D; and (iv) an option to purchase 60,701 shares of common stock, of which 14,667 shares may be purchased within 60 days of the date of this Schedule 13D, all of which are included in this amount. This amount excludes 11,525 shares of common stock underlying a restricted stock award granted to Mr. Atkinson on January 4, 2016 that will vest on the one-year anniversary of the award date as well as a total of 115,131 shares of common stock underlying options of which the right to purchase has not vested as of, and will not vest within 60 days of, the date of this Schedule 13D. All share numbers in this Schedule 13D takes into account the 1-for-8 reverse stock split (the “Split”), which was effected by the Issuer on April 15, 2016 and began trading on a post-Split basis on April 18, 2016.

(2) Based on 10,606,919 shares of common stock outstanding as of June 21, 2016. Also takes into consideration the Split.

CUSIP No. 92852W204

1.	Names of Reporting Persons
IRS Identification Nos. of Above Persons (Entities Only)
Atkinson Family Revocable Trust Dated 08/26/2013

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization	Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power	98,099

8.	Shared Voting Power	608,874 (1)

9.	Sole Dispositive Power	98,099

10.	Shared Dispositive Power	608,874 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	608,874 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.74% (2)

14.	Type of Reporting Person (See Instructions)	OO

(1) By virtue of being a beneficiary of the James Gregory Atkinson IRA Contributory Account #3027-4954 (the “IRA”) and a co-trustee of the Atkinson Family Trust dated 08/26/2013 (the “Trust”), Mr. Atkinson shares voting and dispositive power over the 433,737 shares of common stock held by the IRA and the 98,099 shares of common stock held by the Trust. Mr. Atkinson also has voting and dispositive power over the 3,825 shares of common stock owned of record by Mr. Atkinson as custodian for the account of a minor child. Mr. Atkinson, individually, also holds (i) a warrant to purchase 27,217 shares of common stock that was granted on May 12, 2015 and exercisable on that date; (ii) a warrant to purchase 6,250 shares of common stock that was granted on December 16, 2015 and exercisable on that date; (iii) an option to purchase 62,820 shares of common stock, of which 25,079 shares may be purchased within 60 days of the date of this Schedule 13D; and (iv) an option to purchase 60,701 shares of common stock, of which 14,667 shares may be purchased within 60 days of the date of this Schedule 13D, all of which are included in this amount. This amount excludes 11,525 shares of common stock underlying a restricted stock award granted to Mr. Atkinson on January 4, 2016 that will vest on the one-year anniversary of the award date as well as a total of 115,131 shares of common stock underlying options of which the right to purchase has not vested as of, and will not vest within 60 days of, the date of this Schedule 13D. All share numbers in this Schedule 13D takes into account the 1-for-8 reverse stock split (the “Split”), which was effected by the Issuer on April 15, 2016 and began trading on a post-Split basis on April 18, 2016.

(2) Based on 10,606,919 shares of common stock outstanding as of June 21, 2016. Also takes into consideration the Split.

CUSIP No. 92852W204

1.	Names of Reporting Persons
IRS Identification Nos. of Above Persons (Entities Only)
James Atkinson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization	Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power	608,874 (1)

8.	Shared Voting Power	608,874 (1)

9.	Sole Dispositive Power	608,874 (1)

10.	Shared Dispositive Power	608,874 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	608,874 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.74% (2)

14.	Type of Reporting Person (See Instructions)	IN

(1) By virtue of being a beneficiary of the James Gregory Atkinson IRA Contributory Account #3027-4954 (the “IRA”) and a co-trustee of the Atkinson Family Trust dated 08/26/2013 (the “Trust”), Mr. Atkinson shares voting and dispositive power over the 433,737 shares of common stock held by the IRA and the 98,099 shares of common stock held by the Trust. Mr. Atkinson also has voting and dispositive power over the 3,825 shares of common stock owned of record by Mr. Atkinson as custodian for the account of a minor child. Mr. Atkinson, individually, also holds (i) a warrant to purchase 27,217 shares of common stock that was granted on May 12, 2015 and exercisable on that date; (ii) a warrant to purchase 6,250 shares of common stock that was granted on December 16, 2015 and exercisable on that date; (iii) an option to purchase 62,820 shares of common stock, of which 25,079 shares may be purchased within 60 days of the date of this Schedule 13D; and (iv) an option to purchase 60,701 shares of common stock, of which 14,667 shares may be purchased within 60 days of the date of this Schedule 13D, all of which are included in this amount. This amount excludes 11,525 shares of common stock underlying a restricted stock award granted to Mr. Atkinson on January 4, 2016 that will vest on the one-year anniversary of the award date as well as a total of 115,131 shares of common stock underlying options of which the right to purchase has not vested as of, and will not vest within 60 days of, the date of this Schedule 13D. All share numbers in this Schedule 13D takes into account the 1-for-8 reverse stock split (the “Split”), which was effected by the Issuer on April 15, 2016 and began trading on a post-Split basis on April 18, 2016.

(2) Based on 10,606,919 shares of common stock outstanding as of June 21, 2016. Also takes into consideration the Split.

Item 1.          Security and Issuer.

This Amendment No. 3 to Schedule 13D (“Amendment 3”) filed by the James Gregory Atkinson IRA Contributory Account #3027-4954 (the “IRA”), the Atkinson Family Revocable Trust Dated 08/26/2013 (the “Trust”) and James Atkinson (“Mr. Atkinson”) amends and supplements the statement on Schedule 13D originally filed on May 22, 2015 (the “Original Report”), as amended on December 3, 2015 (“Amendment 1”) and on December 21, 2015 (“Amendment 2”) relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Viveve Medical, Inc. (the “Issuer”), a Delaware corporation, having its principal executive office at 150 Commercial Street, Sunnyvale, California 94086. The IRA, the Trust and Mr. Atkinson are sometimes collectively referred to in the Amendment 3 as the “Reporting Persons”. Amendment 3 is being filed to report further purchases of the Issuer’s Common Stock by the IRA. The information included in this Amendment 3 is based on 10,606,919 shares of Common Stock outstanding as of June 21, 2016, which takes into consideration a 1-for-8 reverse stock split effected by the Issuer on April 15, 2016.

Item 3.          Source and Amount of Funds and Other Consideration.

The following paragraph is added to Item 3 of the Original Report:

On June 17, 2016, the IRA purchased 100,000 shares of the Issuer’s Common Stock in an underwritten public offering. The purchase price per share was $5.00. All of the Common Stock was purchased with personal funds generated and contributed to the IRA by Mr. Atkinson.

Item 4.          Purpose of Transaction.

The following paragraph is added to Item 4 of the Original Report:

On June 17, 2016, the IRA purchased 100,000 shares of the Issuer’s Common Stock in an underwritten public offering. The purchase price per share was $5.00. The shares are subject to a lock-up provision for a period of 90 days following June 14, 2016, as required under a lock-up agreement with the underwriters. The Common Stock was purchased for investment purposes.

Item 5.          Interest in Securities of the Issuer.

Item 5 of the Original Report is hereby replaced as follows:

(a)     The aggregate number and percentage of the Issuer’s Common Stock beneficially owned by each of the Reporting Persons are set forth on lines 11 and 13 of such Reporting Person’s cover sheet. The number of shares of Common Stock reported as beneficially owned reflects the Issuer’s 1-for-8 reverse stock split on April 15, 2016.

(b)     Regarding the number of shares of the Issuer’s Common Stock as to which each of the Reporting Persons has:

(i)     sole power to vote or to direct the vote, see line 7 of such Reporting Person’s cover sheet

(ii)    shared power to vote or to direct the vote, see line 8 of such Reporting Person’s cover sheet

(iii)   sole power to dispose or to direct the disposition, see line 9 of such Reporting Person’s cover sheet

(iv)   shared power to dispose or to direct the disposition, see line 10 of such Reporting Person’s cover sheet

(c)     On June 17, 2016, the IRA purchased 100,000 shares of the Issuer’s Common Stock in an underwritten public offering. The purchase price per share was $5.00. With the exception of the foregoing, none of the Reporting Persons has effected any transaction in the Issuer’s Common Stock during the last 60 days.

(d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Persons.

(e)     Not applicable.

Item 6.          Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The following paragraph is added to Item 6 of the Original Report:

On June 14, 2016 Mr. Atkinson entered into a lock-up agreement with Ladenburg Thalmann & Co. Inc., acting as representative to the several underwriters.

Item 7.          Material to be Filed as Exhibits.

Exhibit 99.1     Joint Filing Agreement, among the IRA, the Trust, and Mr. Atkinson*

Exhibit 99.2     Lock-Up Agreement dated June 14, 2016*

*Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016

CHARLES SCHWAB & CO. INC. FOR THE BENEFIT OF JAMES GREGORY ATKINSON IRA CONTRIBUTORY ACCOUNT #3027-4954

By:	/s/ James Atkinson
By:	James Atkinson, Beneficiary

ATKINSON FAMILY REVOCABLE TRUST DATED 08/26/2013

By:	/s/ James Atkinson
James Atkinson, Trustee

/s/ James Atkinson
James Atkinson, an individual